SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2022

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Customer Statistics for the Month of December 2021, dated January 20, 2022

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our collaboration with China Broadcasting Network Corporation Ltd., or China Broadcasting, with respect to the co-construction and sharing of 5G network;
•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited);
•

the expected impact of the implementation in the mainland of China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;
•	the completion of our proposed A share offering;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in the mainland of China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	January 21, 2022	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CUSTOMER STATISTICS FOR THE MONTH OF DECEMBER 2021

The board of directors (the “Board”) of China Mobile Limited (the “Company”) announces the following customer statistics of the Company and its subsidiaries (the “Group”) for the month of December 2021:

Unit: in thousands	December 2021

Mobile Business
Total Customers	956,892
Net Additional Customers for the Month	109
Cumulative Net Additional Customers for the Year	14,974

4G Customers	822,393
5G Package Customers	386,808

Wireline Broadband Business
Total Customers	240,106
Net Additional Customers for the Month	–459
Cumulative Net Additional Customers for the Year	29,785

Note:	5G package customers are mobile customers who have subscribed to 5G tariff plans. Customers sharing 5G tariff plans without subscription are not included.

The Board wishes to remind investors that the above customer statistics are the Group’s unaudited internal statistics. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Mobile Limited
Yang Jie
Chairman

Hong Kong, 20 January 2022

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.